SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE TO (Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

CPG JPMorgan Alternative Strategies Fund, LLC (Name of Issuer)

CPG JPMorgan Alternative Strategies Fund, LLC (Name of Person(s) Filing Statement)

Units of Beneficial Interest (Title of Class of Securities)

N/A (CUSIP Number of Class of Securities)

Michael Mascis
c/o Central Park Advisers, LLC
805 Third Avenue
New York, New York  10022
(212) 317-9200
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to: Gary L. Granik, Esq. Stroock & Stroock & Lavan LLP 180 Maiden Lane New York, New York 10038 (212) 806-5400

March 25, 2014 (Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $10,970,000 (a)	Amount of Filing Fee: $1,412.94 (b)
(a)	Calculated as the aggregate maximum purchase price for units of beneficial interest.
(b)	Calculated at 0.01288% of the Transaction Valuation.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO relates to a tender offer by CPG JPMorgan Alternative Strategies Fund, LLC, a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), to purchase units of beneficial interest (the "Units").  Subject to the conditions set forth in the Offer to Purchase and related Letter of Transmittal (attached as Exhibit (a)(1)(ii) and Exhibit (a)(1)(iii), respectively), the Fund will purchase up to $10,970,000 of Units that are tendered and not withdrawn prior to  the end of the day on April 21, 2014, at 12:00 midnight, New York time, subject to any extensions of the Offer to Purchase.  The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference with respect to Items 1, 2, 4 through 9 and 11 of this Schedule TO.

ITEM 3.                  Identity and Background of Filing Person.

(a)           The name of the filing person is CPG JPMorgan Alternative Strategies Fund, LLC.  The investment adviser of the Fund is Central Park Advisers, LLC (the "Adviser").  The principal executive office of the Fund and the Adviser is located at 805 Third Avenue, New York, New York 10022 and the telephone number is (212) 317-9200.  The Fund's Executive Officers are:  Mitchell A. Tanzman, Principal Executive Officer; Michael Mascis, Principal Accounting Officer; and Michael J. Wagner, Chief Compliance Officer.  The Fund's Directors are:  Joan Shapiro Green, Kristen M. Leopold, Janet L. Schinderman and Mitchell A. Tanzman.  The address of the Fund's Executive Officers and Directors is c/o Central Park Advisers, LLC, 805 Third Avenue, New York, New York 10022.

ITEM 10.                Financial Statements.

(a)           (1)           Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to investors pursuant to Rule 30b1-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), and filed with the Securities and Exchange Commission (the "SEC") pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

Audited financial statements for the fiscal year ended March 31, 2012, previously filed with the SEC on Form N-CSR on June 11, 2012, as amended August 26, 2013;

Audited financial statements for the fiscal year ended March 31, 2013, previously filed with the SEC on Form N-CSR on June 10, 2013; and

Unaudited financial statements for the six-month period ended September 30, 2013, previously filed with the SEC on Form N-CSR on December 6, 2013, as amended December 13, 2013.

 (2)           The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended.

(3)           Not applicable.

(4)           Net asset value per Unit of $13.01 (January 31, 2014).

(b)           The Fund's assets will be reduced by the value of the Units purchased in the tender offer.  Thus, income relative to assets may be affected by the tender offer.

ITEM 12.                Exhibits.

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Form of Letter of Transmittal.

(a)(1)(iv)	Form of Notice of Withdrawal of Tender.

(a)(1)(v)	Forms of Letters from the Fund to Investors in connection with acceptance of offers of tender.

(a)(2)-(5)	Not applicable.

(b)-(h)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CPG JPMORGAN ALTERNATIVE STRATEGIES FUND, LLC

By:	/s/ Michael Mascis
Name:	Michael Mascis
Title:	Principal Accounting Officer

March 25, 2014

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Form of Letter of Transmittal.

(a)(1)(iv)	Form of Notice of Withdrawal of Tender.

(a)(1)(v)	Forms of Letters from the Fund to Investors in connection with acceptance of offers of tender.

(a)(2)-(5)	Not applicable.

(b)-(h)	Not applicable.